VIA EDGAR

March 26, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE (Mail Stop 3561)

Washington, D.C. 20549

Attn.:	Mr. Lyn Shenk Branch Chief

RE:	The Mosaic Company File No. 001-32327 Form 10-K: For the Fiscal Year Ended May 31, 2009 Form 8-K: Filed on December 21, 2009

Dear Mr. Shenk:

This letter contains the responses of The Mosaic Company (sometimes referred to as the “Company”) to your letter dated March 16, 2010. For convenient reference, each of the comments contained in your comment letter appears directly above our response to that comment.

Form 10-K: For the Year ended May 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2009 Compared to Fiscal 2008, page 27

1.	We note your response to our prior comments 1 and 2. Please confirm that you will also revise your disclosure as requested for your Potash segment.

Response:

In response to the Staff’s comment, in future filings our discussion of our Potash segment results will explain the changes in net sales attributable to price and volume, to the extent material. In addition, Potash segment results will include a quantification of changes in the material components of cost of goods sold, in addition to continuing to explain the change in gross margin. We believe that explaining significant changes in net sales and gross margins, including quantification of major cost of goods sold components to the extent material, will most effectively address investor information needs.

Form 8-K: Filed on December 21, 2009

2.	We note your response to our prior comment 10. Please clarify for us the following:

•	how as a result of the implementation of the International Distribution Strategy the role of your former Offshore segment changed,

The Mosaic Company

March 26, 2010

Page 2.

•	how as a result of the implementation of the International Distribution Strategy the allocation of resources changed,

•	how the SSP production plants in Brazil and Argentina and the former Offshore segment are managed differently, including what specifically changed from prior periods,

•	the specifications of the new measure upon which incentive compensation is determined for the former Offshore employees, and

•	how international distribution/operations performance will be assessed.

Response:

As a result of the implementation of the International Distribution Strategy, the former Offshore segment is now operated primarily as a distribution channel for our North American production and is no longer operated as a stand-alone business for profit. The principal activity of our international distribution is now to market and sell Mosaic’s North American-produced products. We now evaluate the profitability of the Phosphates segment when taken as a whole and no longer separately review operating earnings for the international distribution. Both the incentive program and the overall performance of the international distribution are now based principally upon the proportion of products purchased by these entities from Mosaic’s North American production facilities and, to a lesser extent, the level of these entities’ selling, general and administrative expenses. Examples of both how the role of the former Offshore segment has changed and how the allocation of resources has changed due to the implementation of this strategy are our decisions to sell Mosaic’s entities in Thailand and Mexico. The entities in Thailand and Mexico were profitable, but the decisions were made to divest them because sales of Mosaic-produced products were deemed insufficient.

We have three SSP production facilities. We are in the process of divesting one of the SSP plants in Brazil, leaving only two small plants which will represent approximately 6% of Mosaic’s total phosphates production volume. SSP is a low-nutrient value phosphate product that supports the sales of other Mosaic-produced products. The SSP plants are operated under the oversight of the Executive Vice President - Operations who also has responsibility over North American production.

If you have any additional questions or comments, please contact me at 763/577-2829, or send a fax to me at 763/577-2980.

Very truly yours,

/s/ Anthony T. Brausen
Anthony T. Brausen

Vice President - Finance and Chief Accounting Officer

cc:    Aamira Chaudhry, Division of Corporation Finance, Mail Stop 3561